UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Liberty All-Star Growth Fund, Inc. (ASG)
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
529900102
(CUSIP Number)
DST Systems, Inc. Attn: DST Corporate Secretary 333 W. 11th Street, 5th Floor Kansas City, MO 64105 (816) 435-1000	Brian D. McCabe Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 529900102

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: DST Systems, Inc. I.R.S. Identification No. 43-1581814
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,863,962
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 2,863,962
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,863,962
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%1
(14)	TYPE OF REPORTING PERSON CO

1 See Items 3 and 5

CUSIP Number 529900102

(1)	NAME OF REPORTING PERSON: West Side Investment Management, Inc. I.R.S. Identification No. 20-3477185
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,863,962
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 2,863,962
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,863,962
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%2
(14)	TYPE OF REPORTING PERSON CO

2 See Items 3 and 5

CUSIP Number 529900102

Item 1.	Security and Issuer
The class of equity securities to which this Statement relates is the common stock (the “Common Stock”) of Liberty All-Star Growth Fund, Inc., a Maryland corporation (the “Fund” or the “Issuer”).  The address of the Fund’s principal executive offices is 1290 Broadway, Suite 1100, Denver, Colorado 80203.

Item 2.	Identity and Background

This Statement is being filed jointly by (i) DST Systems, Inc. (“DST Systems”), a Delaware corporation and a publicly traded company on the New York Stock Exchange, and (ii) West Side Investment Management, Inc., a Nevada corporation and a wholly owned subsidiary of DST Systems (“West Side” and, together with DST Systems, the “Reporting Persons”).

The following is the address of the principal executive offices and principal business of DST Systems: 333 West 11th Street, Kansas City, Missouri 64105.

The following is the address of the principal executive offices and principal business of West Side: 400 South 4th Street, 3rd Floor, Las Vegas, NV 89101.

DST Systems provides sophisticated information processing and computer software products and services to support the mutual fund, investment management, insurance and healthcare industries. In addition to technology products and services, DST Systems provides integrated print and electronic statement and billing output solutions through a wholly owned subsidiary.  West Side is a wholly owned subsidiary of DST Systems, and manages a portion of DST Systems’ passive investment portfolio.

During the last five years, none of the Reporting Persons have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds
The source of funds for the pending purchase by DST Systems of the shares of Common Stock described in Item 4 will be unrestricted working capital.  DST Systems intends to contribute the shares of Common Stock to West Side concurrent with or promptly following such purchase.

Item 4.	Purpose of Transaction

ALPS Advisors, Inc. (“AAI”), a subsidiary of ALPS Holdings, Inc. (“ALPS”), serves as the investment adviser to the Fund.  On July 19, 2011, ALPS entered into a merger agreement with DST Systems (the “Transaction Agreement”) providing for the acquisition of ALPS by DST Systems (the “Transaction”). Completion of the Transaction is subject to a number of conditions.  ALPS and DST Systems currently expect to complete the Transaction in the fourth quarter of 2011, following which ALPS will become a wholly owned subsidiary of DST Systems.  The directors of the Fund have approved a new advisory agreement with AAI under which AAI will continue to serve as the investment adviser to the Fund following the Transaction (the “New Advisory Agreement”). The New Advisory Agreement is subject to the approval of the Fund’s shareholders, as described in the Fund’s Proxy Statement filed with the Commission on August 19, 2011.

In connection with the Transaction, DST Systems has entered into agreements (the “Standstill Agreements”) with Karpus Management, Inc. (d/b/a Karpus Investment Management) and Brinker Capital, Inc. (the “Sellers”) for and on behalf of themselves and entities and accounts that they respectively control, or with respect to which they respectively exercise voting discretion to purchase shares of Common Stock of the Fund within thirty (30) days of the closing of the Transaction.  The number of shares of Common Stock to be purchased will be based on a total purchase price of $12.0 million, and a price per share equal to 98% of the net asset value, or NAV, per share determined on the second business day preceding the date of purchase.  DST Systems will also purchase shares of Liberty All-Star Equity Fund (USA), a separate fund managed by AAI, from the Sellers for a total purchase price of $3.0 million, and at a price per share equal to 98% of the NAV per share determined on the second business day preceding the date of purchase.  The parties may agree to a different allocation between the two funds, so long as the total purchases do not exceed a total aggregate purchase price of $15.0 million.  As part of the Standstill Agreements, the Sellers have agreed to vote or cause to be voted all shares of the Fund that the Sellers directly or indirectly have the power to vote or direct the vote of to be voted in favor of the New Advisory Agreement, and to not take certain actions with respect to shares of the Fund or with respect to the management of the Fund for a period of five years, and, in the case of Karpus Management, Inc., to withdraw a previously-filed preliminary proxy statement opposing the New Advisory Agreement.  This summary of the Standstill Agreements is qualified in its entirety by reference to the full text of the Standstill Agreements filed as Exhibits to this Statement on Schedule 13D.

Item 5.	Interest in Securities of Issuer

(a) through (c)

Following the consummation of the Transaction described in Item 4 above and upon DST Systems’ subsequent purchase of shares of Common Stock pursuant to the Standstill Agreements and the contribution of such shares by DST Systems to West Side, West Side expects to be the beneficial owner of, and to have sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of, 2,863,962 shares of Common Stock of the Fund, assuming a total purchase price of $12.0 million and a NAV of $4.19 per share (based on the closing NAV as of September 27, 2011).  This would represent beneficial ownership of approximately 9.5% of the Fund’s total outstanding Common Stock.  This calculation is based on 30,080,350 shares of Common Stock outstanding as of July 19, 2011, as reported in the Fund’s Schedule 14A Definitive Proxy Statement filed with the Commission on August 19, 2011.  Such securities may be deemed to be indirectly beneficially owned by DST Systems by virtue of the fact that West Side is a wholly owned subsidiary of and is controlled by DST Systems.

(d)	None.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit 1	Standstill Agreement, dated as of September 14, 2011, by and between DST Systems, Inc. and Karpus Management, Inc.
Exhibit 2	Standstill Agreement, dated as of September 28, 2011, by and between DST Systems, Inc. and Brinker Capital, Inc.

CUSIP Number 529900102

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

DATED:  September 29, 2011

DST Systems, Inc.
By:	/s/ Kenneth V. Hager
Name: Kenneth V. Hager Title: Vice President, Chief Financial Officer and President
West Side Investment Management, Inc.
By:	/s/ Gerard M. Lavin
Name: Gerard M. Lavin Title: President

EXHIBIT INDEX

Exhibit 1	Standstill Agreement, dated as of September 14, 2011, by and between DST Systems, Inc. and Karpus Management, Inc.
Exhibit 2	Standstill Agreement, dated as of September 28, 2011, by and between DST Systems, Inc. and Brinker Capital, Inc.